

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Ruifeng Guo
Chief Financial Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, NY 11354

      Re: Fly-E Group, Inc.
           Registration Statement on Form S-1
           Filed February 2, 2024
           File No. 333-276830

Dear Ruifeng Guo:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 2, 2024

Exhibits

1.   We note your disclosure regarding the change in your accountant on page 75. Please obtain and file an Exhibit 16 letter from your former accountant stating whether they agree with the statements regarding the change in accountant in your Form S-1. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Aftanas